Annual Report
June 30, 1995
SteinRoe
Money Market Funds
Government Reserves
Cash Reserves
Photo of little girl and woman
SteinRoe Mutual Funds
Building Wealth for Generations(SM)

Contents
From the President                                                 1
Tim Armour's thoughts on the markets and investing

Q&A
Government Reserves                                              3-5
Cash Reserves                                                    6-8
Interviews with the portfolio manager and a summary of major shifts in the Funds' investments over the past twelve months

Investments                                                      9-11
A complete list of each Fund's investments with market values

Financial Statements                                            12-14
Balance sheets, statements of operations, and changes in net assets

Notes                                                           15-17
Notes to the financial statements

Financial Highlights                                            18-19
Selected per-share data

Report of Independent Auditors                                     20

General Information                                             22-24
A guide to products and services

Photo of Timothy K. Armour, President
From the President
To Our Shareholders
We are pleased to present this annual report for the SteinRoe Money Market Funds -- SteinRoe Cash Reserves and SteinRoe Government Reserves.
We never forget our relationship with you is built not only on investment management capabilities but also on service and communication. That's why we have redesigned our annual report to make it simpler for you to evaluate your fund's performance. We hope you find it easier to read and understand.
The Market
Fixed income investors have weathered both the best and the worst of times during the past 12 months. The first half of our fiscal year saw many fixed income issues -- and the funds that invest in them -- struggle. During the second half, however, the fixed income markets experienced a complete turnaround, rebounding so strongly that, according to Morningstar, Inc., a well-known mutual fund rating service, not a single taxable bond fund posted a loss during the second quarter of 1995. Municipal bonds also benefited in the rally, though not to the same extent as taxables.
The U.S. economy sizzled in 1994 as the Gross Domestic Product (GDP) consistently topped four percent throughout the year. A mature economy like the United States, however, can seldom maintain a growth rate of more than 3 percent without also experiencing higher inflation. That's why the Fed -- worried that inflation might soon catch up to the fast pace of the economy -- pushed short-term interest rates up seven times in the 12-month period between February 1994 and February 1995. It isn't every day that money market funds outperform other investments, but by January 1995, investors were fleeing the sputtering stock and bond markets in favor of the lower risk and stable net asset value of money market funds. In short order, money fund rates climbed well over 5 percent and stayed in that range through the second half of the year.*
So, what's ahead for the fixed income market? We anticipate weak economic activity through the third quarter, which may squeeze corporate profits. Lower corporate profits would put pressure on stock prices and make fixed income investments look attractive relative to equities. After the third quarter, however, we are forecasting firmer, steady, noninflationary economic growth throughout 1996. We also think that, following a cautious easing move early in the third quarter of 1995, the Federal Reserve will respond further to slow growth and improving inflation by reducing short-term interest rates in a few more steps by early 1996.
The Basics
Although no one can predict what might happen to the markets in the future, we believe investors must understand the factors that move the markets, not just to profit from them, but to gain the patience to ride out short-term volatility in their investments. As always, no matter what direction you think the economy is heading, it is important to remember the basics. Think long term and re-evaluate your investment portfolio from time to time to make sure it continues to match your goals, risk tolerance and time horizon.
Please call us at 1 800 338-2550 with your comments and suggestions. As always, we look forward to serving your investment needs.

Sincerely,

Timothy K. Armour
President
August 1, 1995

*Source: Investment Company Institute

Q&A
An Interview with Jane Naeseth, Portfolio Manager of Cash Reserves and Government Reserves
Government Reserves Q&A
Photo of Jane Naeseth
Q: Does your investment strategy for Government Reserves differ from that of Cash Reserves?
A: All money market funds invest in short-term, highly liquid money market securities, but, as you might imagine, a government money market fund limits its investments to those securities issued or guaranteed by the federal government, its agencies and instrumentalities, and to repurchase agreements. The added credit safety of investments in U.S. government and agency securities creates a relatively more stable, less risky fund in a category generally characterized by safety and stability.
     With Cash Reserves, I take a "best relative value" approach to buying securities -- comparing the values of different securities against their risk and maturity to find those securities that, given the current economic environment, offer the most return for the least risk. That isn't an appropriate strategy for Government Reserves because there is no appreciable credit difference between the various government securities -- they're all backed by the government and thus all carry the same low risk. As a result, the main factors in my decision are the shape of the yield curve and the short-term interest rate forecast, which was especially important in the last year.
Q: What is the yield curve and what role does it play?
A: The yield curve represents the relationship between the returns on fixed income investments of the same quality and their maturities. More particularly, the Treasury yield curve shows, in graph form, the yields on U.S. Treasury securities with maturities ranging from three months to 30 years.(1) This is the benchmark fixed income investors use to determine whether they are being paid enough for the risks they are taking.
     A normal yield curve slopes upward, with securities of longer maturities offering higher yields. Changes in the economy, however, can cause the yield curve to change its shape, becoming flat -- meaning that there is little variation in yields across all maturity levels -- or inverted, meaning short-term yields exceed long-term yields. I use the shape of the yield curve at any given moment in time to decide between short-term and longer-term investments.
Q: How did the Fund perform during the year?
A: As of June 30, Government Reserves' seven-day current yield was 5.31 percent, while its 12-month total return, at 4.78 percent, slightly trailed its peer group funds.(2) As with any money market fund, interest rates have a tremendous effect on the Fund's yield. The Fund's performance was hindered early in the Fund's fiscal year because the portfolio still held some longer, lower-yielding securities that were purchased in early February 1994, just as the Federal Reserve announced the first in a series of interest rate increases.
     More recently, however, the negative impact of those longer securities was mitigated by the fact that, when rates began to fall, the Fund held a higher-than-usual percentage of federal agency discount notes. We believe that was an astute purchase, because as short-term rates dropped, these notes helped keep the fund's yield from falling as fast as rates did.

Q: What are your expectations for the Fund?
A: After the Federal Reserve's easing move at the beginning of the third quarter, we're expecting either an additional small easing movement or no easing actions during the fourth quarter. That leaves us with two possible economic scenarios: if market sentiment is that the Federal Reserve will drop rates again, the yield curve probably will invert -- meaning that the return available from longer-maturity securities wouldn't be worth their added risk. Under that scenario, we would probably remain cautious, and keep the Fund's maturity either where it was at June 30 (46 days), or slightly shorter.
     On the other hand, if the market believes that the Federal Reserve won't make any more interest rate moves and interest rates stabilize, the yield curve will probably begin to slope upward again. If so, we'd be more likely to slightly lengthen the Fund's maturity.

(1) The Treasury yield curve does not represent any particular SteinRoe fund; you can find it in the Wall Street Journal.

(2) The Fund strives to maintain a $1 per share net asset value. An investment in the Fund, however, is neither insured nor guaranteed by the U.S. government, and there is no assurance that the Fund will be able to maintain a stable net asset value of $1 per share. Total return performance includes changes in share price and reinvestment of income and capital gains distributions. The Fund's adviser currently limits expenses to 0.70 percent of average net assets, subject to termination upon 30 days' notice. Absent past limits, the Fund's seven-day current yield would have been 5.27 percent and its total return would have been less. Past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or a loss when you sell shares. Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, defines the Fund's peer group as investing principally in high-quality financial instruments issued or guaranteed by the U.S. government, its agencies or instrumentalities, with dollar-weighted average maturities of less than 90 days. There were 104 funds in this peer group for the year ended June 30, 1995.

Fund Data
Investment Objective:
Seeks maximum current income consistent with safety of capital and maintenance of liquidity by investing in money market securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, and in repurchase agreements for U.S. government securities.
Fund Inception:
September 20, 1982
Total Net Assets:
$93.9 Million

Fund Highlights

Government Reserves
Securities Type Breakdown
                                         Portfolio                     Portfolio
                                     June 30, 1994                 June 30, 1995
Federal Agency Bonds                          9.5%                          9.7%
Federal Agency Discount Notes                45.2                          43.7
Repurchase Agreements                        40.7                          46.6
U.S. Treasury Bills                           4.6                           0.0
Total                                         100%                          100%
Maturity
As of June 30, 1994
180-359 days                4.6%
150-179 days               12.1%
30-59 days                  4.8%
0-29 days                  78.5%
As of June 30, 1995
360+ days                   9.7%
30-59 days                  9.6%
5-29 days                  24.5%
0-4 days                   56.2%

Q&A
Cash Reserves Q&A
Q: How did the Fund perform?
A: Cash Reserves posted a return of 4.96 percent for the year, which approximated the median average annual return for our Lipper taxable money fund peer group(1), while the Fund's seven-day yield on June 30 was 5.45 percent.
Q: What's the difference between yield and total return for a money market fund?
A: Yield, usually expressed as seven-day current yield, illustrates the investment return earned by a money market fund during a specific seven-day period, while total return is the return earned by the fund assuming changes in share price and reinvestment of dividends. Because money market funds try to maintain a net asset value of $1 per share, seven-day yield is more widely used as a measure of their performance.
Q: What do you look for when you're shopping for an investment?
A: I'm strictly a "best relative value" investor. I don't trade with any specific maturity range in mind. Rather, I look across the spectrum of securities that are available in the money market to find what I think are the best buys. Depending on the yield curve, interest rate horizon and other factors, that could be any mixture of short-term, highly liquid securities:
Treasury bills, issued by the U.S. government; short-term notes, issued by agencies of the government; letters of credit and certificates of deposit, issued by large banks; or commercial paper, issued by large corporations. I've been running this Fund since 1980, so that experience definitely helps.
Q: Money market funds are extremely sensitive to changes in short-term interest rates. How did the Fund respond to the fluctuations in rates this year?
A: Any movement in short-term interest rates will have a roughly corresponding effect on a money market fund's seven-day yield. We saw a spike in rates earlier this year, as the Federal Reserve finished the period of tightening that it embarked upon in February 1994 -- rates rose more than a point and three quarters during the first half of the year. More recently, however, rates began drifting lower as economic growth slowed and investors began to assume that the Fed would begin an easing policy. We run this Fund conservatively in an effort to minimize risks, including price risk. As a result, our conservatism led us to sidestep some of the derivative-related problems that plagued some money funds in 1994 and this year.
Q: Have you made any changes to the Fund's sector weightings?
A: When interest rates are rising -- as they were at the beginning of the year -- you don't want to lock yourself into a longer-term fixed income investment because, as long as interest rates rise, that investment would decline in value. That's why, in response to rising interest rates in the first half of the year, we kept the Fund's average maturity short and maintained a significant portion of the portfolio in floating rate notes. As you might assume, the rates on these notes "float up" with interest rate increases and because of this behavior, contributed positively to our performance when rates were rising in the first half of the year. In the second half of the year, as rates drifted lower, we began paring back our holdings of floating rate notes -- instead buying fixed-rate notes and extending our maturity so that we could lock in higher rates.

Q: What's your outlook for the Fund?
A: The Federal Reserve made a cautious, quarter-point easing move at the beginning of the third quarter. History suggests that when the Federal Reserve makes a move, up or down, it will make a similar move again shortly after, but recent data -- including stronger-than-expected employment numbers that came out early in the third quarter -- indicate that the economy just isn't slow enough to warrant a second move. These are mixed signals for us, so, while we think it's likely that the Federal Reserve will ease again, we're remaining cautious. As a result, until we see major developments in either the yield curve or the economy, we plan to maintain a maturity range of 40 days to 60 days -- this is a neutral maturity range for Cash Reserves.

(1) Total return performance includes changes in share price and reinvestment of income and capital gains distributions. Past performance is no guarantee of future results. Share price and investment return will vary, so you may have a gain or a loss when you sell shares. Lipper Analytical Services, Inc., an independent monitor of mutual fund performance, defines the Fund's peer group as investing in high-quality financial instruments rated in the top two grades, with dollar-weighted average maturities of less than 90 days. There were 254 funds in this peer group for the year ended June 30, 1995. The Fund strives to maintain a $1 per share net asset value. An investment in the Fund, however, is neither insured nor guaranteed by the U.S. government, and there is no assurance that the Fund will be able to maintain a stable net asset value of $1 per share.

Fund Data
Investment Objective:
Seeks maximum current income consistent with capital preservation and maintenance of liquidity by investing in high-quality money market securities, such as U.S. Treasuries, commercial paper, banker's acceptances and certificates of deposit.
Fund Inception:
October 2, 1976
Total Net Assets:
$498.2 Million

Fund Highlights
Cash Reserves
Securities Type Breakdown
                                         Portfolio                     Portfolio
                                     June 30, 1994                 June 30, 1995
Corporate Notes                              23.2%                         18.0%
Federal Agencies                              2.5                           2.9
Letter of Credit Commercial Paper            12.4                           3.9
Commercial Paper                             51.6                          71.3
Yankee Certificates of Deposit                6.0                           3.9
U.S. Treasury Bills                           4.3                           0.0
Total                                         100%                          100%
Maturity
As of June 30, 1994
360+ days                 3.4%
120-239 days             21.7%
90-119 days               2.6%
30-59 days               17.2%
0-29 days                55.1%
As of June 30, 1995
360+ days                 6.9%
150-359 days              8.7%
60-89 days                3.8%
30-59 days               13.2%
0-29 days                67.4%

Government Reserves
Investments as of June 30, 1995
(Dollar Amounts In Thousands)
                                                                       Interest       Maturity       Principal       Market
                                                                         Rate*          Date          Amount          Value
U.S. Government Agency
Obligations (59.1%)
Federal Agricultural Mortgage Association                               6.060%         7/05/95        $10,300       $ 10,293
Federal Home Loan Bank                                                  6.003          7/03/95         10,000          9,997
Federal Home Loan Bank                                                  6.025          8/21/95         10,000          9,916
Federal Home Loan Bank                                                  6.030          7/03/96         10,000         10,000
Federal National Mortgage Association                                   5.931          7/24/95         15,000         14,944
                                                                                                                    --------
Total U.S. Government
   Agency Obligations
   (Amortized Cost $55,150)                                                                                           55,150
                                                                                                                    --------
Repurchase Agreements (51.5%)
Daiwa Securities; 6/30/95 agreement
   collateralized by U.S. Treasury Bonds
   14.000% due 11/15/11                                                 6.125          7/03/95          3,060          3,060
Lehman Brothers Holdings, Inc.; 6/30/95
   agreement collateralized by Tennessee
   Valley Authority Bonds
   7.850% due 6/15/44                                                   6.150          7/03/95         22,500         22,500
Salomon Brothers, Inc.; 6/30/95 agreement
   collateralized by U.S. Treasury Bonds
   6.250% due 8/15/23                                                   6.200          7/03/95         22,500         22,500
                                                                                                                    --------
Total Repurchase Agreements
   (Amortized Cost $48,060)                                                                                           48,060
                                                                                                                    --------
Total Investments (110.6%)
   (Amortized Cost $103,210)                                                                                         103,210
Other Assets, Less Liabilities (-10.6%)                                                                               (9,892)
                                                                                                                    --------
Total Net Assets (100%)                                                                                             $ 93,318
                                                                                                                    ========

* The interest rate is the effective rate at the date of purchase.

See accompanying notes to financial statements.

Cash Reserves
Investments as of June 30, 1995
(Dollar Amounts In Thousands)
                                                                       Interest       Maturity       Principal       Market
Commercial Paper (76.9%)                                              Rate Range*    Date Range       Amount          Value

Automotive (1.0%)
Eaton Corp.                                                              5.983%        7/05/95        $ 5,000       $  4,997
Computers (1.0%)
CSC Enterprises                                                          6.033         7/05/95          5,000          4,997
Drugs (4.8%)
**American Home Products Corp.                                        6.017-6.018   7/07-8/02/95       24,000         23,937
Electronics (6.6%)
**General Signal Corp.                                                6.029-6.031   7/18-8/22/95       24,000         23,879
**Phonemate Inc. (L.O.C. Sakura
     Bank Ltd.)                                                          6.166         7/14/95          9,300          9,279
                                                                                                                    --------
                                                                                                                      33,158
Financial Services (46.5%)
  Brokerage Services (4.8%)
  Salomon Inc.                                                        6.121-6.164   7/05-7/31/95       24,000         23,922
  Business Credit Institutions (20.6%)
  American Honda Finance Corp.
     (gtd. by Honda Motor Co. Inc.)                                      6.754         7/17/95         10,000          9,971
  **ESC Securitization Inc. (gtd. by
     Capital Markets Assurance Co.)                                      6.704         7/03/95          2,000          1,999
  Finova Capital Corp.                                                6.069-6.164      7/12/95         24,500         24,455
  General Motors Acceptance Corp.                                        6.047         8/23/95         10,000          9,912
  ITT Corp.                                                              6.008         7/06/95         20,000         19,983
  Receivables Capital Corp.                                              6.021         7/13/95         10,000          9,980
  **Southwestern Bell Capital Corp.                                      5.998         8/15/95          5,500          5,459
  Whirlpool Financial Corp.                                           6.002-6.073   7/11-7/20/95       21,000         20,956
                                                                                                                    --------
                                                                                                                     102,715
  Financial Services (11.5%)
  Caterpillar Financial Services Corp.                                   6.024         9/14/95         10,000          9,877
  **Falcon Asset Securitization Corp.                                    6.001         7/27/95          5,325          5,302
  **ITT Hartford Group Inc.                                              6.258         7/07/95         12,000         11,988
  **J.V. Receivables Corp.                                               6.032         7/25/95         10,000          9,960
  **UBS Finance (DE) Inc. (gtd. by
     Union Bank of Switzerland)                                          6.103         7/03/95         20,000         19,993
                                                                                                                    --------
                                                                                                                      57,120
  Lending Institutions (9.6%)
  Countrywide Funding Corp.                                           6.084-6.119   7/10-7/17/95       24,000         23,953
  Fleet Mortgage Group Inc.                                           6.027-6.121   7/19-7/20/95       24,000         23,927
                                                                                                                    --------
                                                                                                                      47,880
                                                                                                                    --------
Total Financial Services                                                                                             231,637
Foreign Sovereigns (6.9%)
Quebec (Province of)                                                     6.474        11/28/95         25,000         24,353
Sweden (Kingdom of)                                                      6.471         9/21/95         10,000          9,858
                                                                                                                    --------
                                                                                                                      34,211

                                                                       Interest       Maturity       Principal       Market
                                                                      Rate Range*    Date Range       Amount          Value
Miscellaneous Manufacturing (3.2%)
Duracell Inc.                                                        6.033-6.041%   7/18-8/07/95      $16,000       $ 15,938
Photography (2.1%)
Casio Inc. (L.O.C. Sakura Bank Ltd.)                                     6.073         7/13/95         10,500         10,479
Retail (4.8%)
Dayton Hudson Corp.                                                   6.019-6.048   7/10-7/14/95       24,000         23,952
                                                                                                                    --------
Total Commercial Paper
   (Amortized cost $383,306)                                                                                         383,306
U.S. Government Agency (3.0%)
Federal Home Loan Bank
   (Amortized cost $15,000)                                              6.030         7/03/96         15,000         15,000

Variable Rate Notes (18.5%)
Banks (4.0%)
PNC Bank                                                                 5.550         2/27/96         20,000         20,000

Financial Services (14.5%)
American Honda Finance Corp. (gtd. by
   Honda Motor Co. Inc.)                                                 6.188         2/09/96         15,000         14,995
IBM Credit Corp.                                                         5.480        11/01/95         25,000         24,999
Lehman Brothers Holding Inc.                                             6.263         8/11/95         12,000         12,000
Morgan Stanley Group Inc.                                                6.250        11/16/98         20,000         20,000
                                                                                                                    --------
                                                                                                                      71,994
                                                                                                                    --------
Total Variable Rate Notes
   (Amortized cost $91,994)                                                                                           91,994
Yankee Certificate of Deposit (4.0%)
Financial Services
Sanwa Bank Ltd.
   (Amortized cost $20,000)                                              6.620         4/29/96         20,000         20,000
Total Investments (102.4%)
   (Amortized cost $510,300)                                                                                         510,300
Other Assets, Less Liabilities (-2.4%)                                                                               (12,137)
                                                                                                                    --------
Total Net Assets (100.0%)                                                                                           $498,163
                                                                                                                    ========

*The interest rate is the effective rate at the date of purchase except for variable rate notes, for which the interest rate represents the current rate as of the most recent reset date.
**Represents private placement securities exempt from registration by Section 4(2) of the Securities Act of 1933. These securities generally are issued to investors who agree that they are purchasing the securities for investment and not with a view to public distribution. Any resale by the Fund must be in an exempt transaction, normally to other institutional investors. At June 30, 1995, the aggregate value of the Fund's private placement securities was $111,796, which represented 22.4 percent of net assets. None of these are deemed to be illiquid securities.

See accompanying notes to financial statements.

Balance Sheets
June 30, 1995
(All Amounts In Thousands)
                                                                      Government        Cash
                                                                       Reserves       Reserves
Assets
Investments, at value (including $48,060 in repurchase
   agreements for Government Reserves)                                 $103,210       $510,300
Accrued interest receivable                                                   8          1,227
Cash and other assets                                                       473          3,820
                                                                       --------       --------
   Total Assets                                                        $103,691       $515,347
                                                                       ========       ========
Liabilities
Payable for investments purchased                                      $ 10,000       $ 15,000
Payable for fund shares redeemed                                          --             1,044
Dividends payable                                                           136            726
Payable to investment adviser and transfer agent                             65            275
Other liabilities                                                           172            139
                                                                       --------       --------
   Total Liabilities                                                     10,373         17,184
                                                                       --------       --------
Capital
Paid-in capital                                                          93,360        498,027
Accumulated net realized gains (losses) on investments                      (42)           136
                                                                       --------       --------
   Total Capital (Net Assets)                                            93,318        498,163
                                                                       --------       --------
   Total Liabilities and Capital                                       $103,691       $515,347
                                                                       ========       ========
Shares Outstanding (Unlimited Number Authorized)                         93,360        498,080
                                                                       ========       ========
Net Asset Value (Capital) Per Share                                    $   1.00       $   1.00
                                                                       ========       ========
See accompanying notes to financial statements.

Statements of Operations
For the Year Ended
June 30, 1995
(All Amounts In Thousands)
                                                                      Government        Cash
                                                                       Reserves       Reserves

Investment Income
Interest income                                                         $5,495         $29,632
                                                                        ------         -------
Expenses
Management fees                                                            514           2,649
Transfer agent fees                                                        114           1,032
Printing and postage                                                        32             200
Legal and audit fees                                                        27              28
Registration fees                                                           24              40
Accounting fees                                                             18              25
Trustees' fees                                                              15              28
Other expenses                                                              27              18
                                                                        ------         -------
                                                                           771           4,020
Reimbursement of expenses by investment adviser                            (51)          --
                                                                        ------         -------
   Total Expenses                                                          720           4,020
                                                                        ------         -------
   Net Investment Income                                                 4,775          25,612
Realized Losses on Investments                                              (7)            (85)
                                                                        ------         -------
Net Increase in Net Assets Resulting from Operations                    $4,768         $25,527
                                                                        =======        =======
See accompanying notes to financial statements.

Statements of Changes in Net Assets
for the Years Ended June 30, 1994 and 1995
(All Amounts In Thousands)
                                                                         Government Reserves               Cash Reserves
                                                                         1994           1995           1994           1995
Operations
Net investment income                                                  $   2,912      $  4,775       $ 16,999       $ 25,612
Net realized gains (losses)
   on investments                                                         --                (7)             6            (85)
                                                                       ---------      --------       ---------      ---------
   Net Increase in Net Assets
     Resulting from Operations                                             2,912         4,768          17,005         25,527
                                                                       ---------      --------       ---------      ---------
Distributions To Shareholders
Dividends from
   net investment income                                                  (2,912)       (4,775)        (16,999)       (25,612)
                                                                       ---------      --------       ---------      ---------
Share Transactions
Subscriptions to fund shares                                             101,966        69,532         840,496        746,505
Investment income dividends reinvested                                     2,389         3,968          15,153         23,255
Redemptions of fund shares                                              (103,087)      (85,663)       (928,052)      (826,225)
                                                                       ---------      --------       ---------      ---------
   Net Increase (Decrease)
     from Share Transactions                                               1,268       (12,163)        (72,403)       (56,465)
                                                                       ---------      --------       ---------      ---------
   Net Increase (Decrease)
     in Net Assets                                                         1,268       (12,170)        (72,397)       (56,550)
Total Net Assets
Beginning of year                                                        104,220       105,488         627,110        554,713
                                                                       ---------      --------       ---------      ---------
End of year                                                            $ 105,488      $ 93,318       $ 554,713      $ 498,163
                                                                       =========      ========       =========      =========
Analyses of Changes in Shares
   of Beneficial Interest
Subscriptions to fund shares                                            101,966         69,532         840,496        746,505
Investment income
   dividends reinvested                                                   2,389          3,968          15,153         23,255
                                                                       --------       --------       ---------      ---------
                                                                        104,355         73,500         855,649        769,760
Redemptions of fund shares                                             (103,087)       (85,663)       (928,052)      (826,225)
                                                                       --------       --------       ---------      ---------
Net increase (decrease) in fund shares                                    1,268        (12,163)        (72,403)      (56,465)
Shares outstanding at beginning of year                                 104,255        105,523         626,948       554,545
                                                                       --------       --------       ---------      ---------
Shares outstanding at end of year                                        105,523        93,360         554,545        498,080
                                                                       ========       ========       =========      =========

See accompanying notes to financial statements.

Notes
Note 1. Significant Accounting Policies
The following are the significant accounting policies of SteinRoe Government Reserves and SteinRoe Cash Reserves (the "Funds"), each a series of SteinRoe Income Trust (a Massachusetts business trust).
Investment Valuations
The Funds utilize the amortized cost method to value their investments, which approximates market value. This technique involves valuing a security initially at cost and thereafter assuming a constant amortization to maturity of any discount or premium. In the event that a deviation of 1/2 of 1 percent or more exists between a Fund's $1.00 per share net asset value, calculated at amortized cost, and the net asset value calculated by reference to market quotations, the Board of Trustees would consider what action, if any, should be taken.
Other assets of the Funds are valued by a method that the Board of Trustees believes represents a fair value.
Federal Income Taxes
No provision is made for Federal income taxes since the Funds elect to be taxed as "regulated investment companies" and make such distributions to their shareholders as to be relieved of all Federal income taxes under provisions of current Federal tax law.
Distributions to Shareholders
The Funds declare income dividends from net investment income daily and pay these dividends monthly.
Other Information
Realized gains or losses from sales of securities are determined on the specific identified cost basis.
The Funds attempt to maintain their net asset value per share at $1.00, which they believe will be possible under most conditions.
The Funds require issuers of repurchase agreements to transfer the securities underlying the agreements to the Funds' custodian at the time of payment for the repurchase agreement. The Funds monitor the value of securities underlying a repurchase agreement during the term of the agreement. All amounts, except per-share amounts, are shown in thousands.

Note 2. Portfolio Composition
Government Reserves invests in U.S. Government Securities maturing in thirteen months or less from the date of purchase, and repurchase agreements collateralized by U.S. Government Securities, regardless of the maturities of such securities. U.S. Government Securities include securities issued or guaranteed by the U.S. government and its agencies or instrumentalities.
Cash Reserves invests in U.S. dollar-denominated money market instruments maturing in thirteen months or less from time of investment. Under normal market conditions, the Fund will invest at least 25 percent of its total assets in securities of issuers in the financial services industry (which includes, but is not limited to, banks, personal credit and business credit institutions, and other financial services institutions).
At June 30, 1995, 66.7 percent of the Fund's total assets were invested in the financial services industry. In addition, at June 30, 1995, 76.7 percent of the Fund's investments were in instruments of entities located in the United States and 23.3 percent were in instruments of foreign entities. Japanese issuers represented the largest percentage, at 12.7 percent of the portfolio. Country determination is based on either the location of the issuer or, in the case of those instruments that are guaranteed by another entity, the location of the guarantor.
See each Fund's schedule of investments for additional information on portfolio composition.

Note 3. Trustees' Fees and Transactions with Affiliates
The Funds pay a monthly management fee to the Adviser, an indirect subsidiary of Liberty Mutual Insurance Company, for its services as investment adviser and manager. The management fee for Government Reserves is computed at an annual rate of .50 of 1 percent of average daily net assets. For Cash Reserves, the management fee is computed at an annual rate of .50 of 1 percent of average daily net assets up to $1 billion, reduced to an annual rate of .475 of 1 percent on the next $500 million and to .45 of 1 percent thereafter.
The investment advisory agreements of the Funds provide that the Adviser will reimburse each Fund to the extent that its annual expenses, excluding certain expenses, exceed the applicable limits prescribed by any state in which each Fund's shares are offered for sale.
In addition, the Adviser has agreed to reimburse Government Reserves to the extent that its expenses exceed .70 of 1 percent of average daily net assets. This expense limitation expires October 31, 1995, subject to earlier termination by the Adviser on 30 days' notice.
The transfer agent fees of the Funds are paid to SteinRoe Services Inc., an indirect subsidiary of Liberty Mutual Insurance Company.
Pursuant to an agreement that became effective November 1, 1994, the Adviser provides the Fund with certain Fund accounting services. For the year ended June 30, 1995, Government Reserves and Cash Reserves incurred fees of $18 and $25, respectively.
Certain officers and trustees of the Trust are also officers of the Adviser. The compensation of trustees not affiliated with the Adviser for Government Reserves and Cash Reserves for the year ended June 30, 1995, was $15 and $28, respectively. No remuneration was paid to any other trustee or officer of the Trust.

Note 4. Investment Transactions
Cost of investments of the Funds was the same for financial reporting purposes and federal income tax purposes.

Financial Highlights
Government Reserves
Selected per-share data (for a share outstanding throughout each year), ratios and supplemental data.
                                                                  Years Ended June 30,
                                                      1986          1987        1988           1989
Net Asset Value, Beginning of Year                 $ 1.000       $ 1.000     $ 1.000        $ 1.000
                                                   -------       -------     -------        -------
   Net investment income                                           0.064       0.050          0.058        0.080
   Distributions from net investment income         (0.064)       (0.050)     (0.058)        (0.080)
                                                   -------       -------     -------        -------
Net Asset Value, End of Year                       $ 1.000       $ 1.000     $ 1.000        $ 1.000
                                                   =======       =======     =======        =======
Ratio of net expenses to average net assets (a)      1.03%         1.03%        0.87%         0.70%
Ratio of net investment income to average
net assets (b)                                       6.35%         4.97%        5.75%         8.02%
Total return (b)                                     6.57%         5.11%        5.90%         8.27%
Net assets, end of year                            $33,232       $34,799      $41,787       $50,185

                                                                                Years Ended June 30,
                                                      1990          1991        1992           1993          1994      1995
Net Asset Value, Beginning of Year                 $ 1.000      $  1.000    $  1.000       $  1.000     $  1.000    $ 1.000
                                                   -------      --------    --------       --------     --------    -------
   Net investment income                                           0.078       0.066          0.044        0.027      0.027 0.047
   Distributions from net investment income         (0.078)       (0.066)     (0.044)        (0.027)      (0.027)    (0.047)
                                                   -------      --------    --------       --------     --------    -------
Net Asset Value, End of Year                       $ 1.000      $  1.000    $  1.000       $  1.000     $  1.000    $ 1.000
                                                   =======      ========    ========       ========     ========    =======
Ratio of net expenses to average net assets (a)      0.70%         0.70%       0.70%          0.70%        0.70%      0.70%
Ratio of net investment income to average
net assets (b)                                       7.79%         6.41%       4.27%          2.75%        2.71%      4.65%
Total return (b)                                     8.05%         6.74%       4.45%          2.78%        2.74%      4.78%
Net assets, end of year                            $53,400      $102,860    $132,982       $104,220     $105,488    $93,318

a) If the Fund had paid all of its expenses and there had been no reimbursement of expenses by the investment adviser, this ratio would have been 1.05, 1.04, 0.93, 0.98, 0.83, 0.79, 0.76, 0.75 and 0.75 percent for the years ended June 30, 1986, and 1988 through 1995, respectively.
b) Computed giving effect to investment adviser's expense limitation undertaking.

Cash Reserves
Selected per-share data (for a share outstanding throughout each period), ratios and supplemental data.
                                                                                                 Six
                                                                                               Month        Year
                                                                                               Ended       Ended
                                                           Years Ended December 31,         June 30,    June 30,
                                                          1985         1986         1987         1988       1989
Net Asset Value, Beginning of Period                  $  1.000     $  1.000     $  1.000    $  1.000    $  1.000
                                                      --------     --------     --------    --------    --------
   Net investment income                                 0.075        0.061        0.060       0.032       0.081
   Distributions from net investment income             (0.075)      (0.061)      (0.060)     (0.032)     (0.081)
                                                      --------     --------     --------    --------    --------
Net Asset Value, End of Period                        $  1.000     $  1.000     $  1.000    $  1.000    $  1.000
                                                      ========     ========     ========    ========    ========
Ratio of expenses to average net assets                  0.72%        0.72%        0.72%      0.70%*       0.75%
Ratio of net investment income to average net assets     7.55%        6.05%        6.02%      6.36%*       8.13%
Total return                                             7.79%        6.25%        6.15%      6.43%*       8.41%
Net assets, end of period                             $738,634     $814,544     $962,901    $930,074    $948,018
                                                                           Years Ended June 30,
                                                             1990        1991       1992       1993        1994        1995
Net Asset Value, Beginning of Period                     $  1.000    $  1.000   $  1.000   $  1.000    $  1.000    $  1.000
                                                         --------    --------   --------   --------    --------    --------
   Net investment income                                    0.079       0.068      0.044      0.028       0.028       0.048
   Distributions from net investment income                (0.079)     (0.068)    (0.044)    (0.028)     (0.028)     (0.048)
                                                         --------    --------   --------   --------    --------    --------
Net Asset Value, End of Period                           $  1.000    $  1.000   $  1.000   $  1.000    $  1.000    $  1.000
                                                          ========   ========   ========    =======    ========    ========
Ratio of expenses to average net assets                     0.76%       0.78%      0.78%      0.79%       0.79%       0.76%
Ratio of net investment income to average net assets        7.94%       6.81%      4.40%      2.81%       2.77%       4.83%
Total return                                                8.20%       6.98%      4.49%      2.83%       2.81%       4.96%
Net assets, end of period                                $949,803    $840,525   $711,087   $627,110    $554,713    $498,163

* Annualized

Report of Independent Auditors
To the Shareholders and Board of Trustees of SteinRoe Income Trust

SteinRoe Government Reserves
SteinRoe Cash Reserves

We have audited the accompanying balance sheets, including the schedules of investments, of SteinRoe Government Reserves and SteinRoe Cash Reserves as of June 30, 1995, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of SteinRoe Government Reserves and SteinRoe Cash Reserves at June 30, 1995, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon, in conformity with generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
August 1, 1995

Income Trust
Trustees
Timothy K. Armour
President of Mutual Fund Division and Director of Stein Roe & Farnham
Incorporated
Kenneth L. Block
Chairman Emeritus, A. T. Kearney, Inc.
William W. Boyd
Chairman and Director of Sterling
Plumbing Group, Inc.
Lindsay Cook
Senior Vice President of Liberty Financial Companies, Inc.
Francis W. Morley
Chairman, Employer Plan Administrators and Consultants Co.
Charles R. Nelson
Van Voorhis Professor of Political Economy, University of Washington Gordon R. Worley
Private investor


Officers
Timothy K. Armour, President
Jilaine H. Bauer, Executive Vice President,
  Secretary
N. Bruce Callow, Executive Vice President
Hans P. Ziegler, Executive Vice President
Gary A. Anetsberger, Senior Vice President,
  Chief Financial Officer
Ann H. Benjamin, Vice President
Thomas W. Butch, Vice President
Philip D. Hausken, Vice President
Michael T. Kennedy, Vice President
Stephen P. Lautz, Vice President
Steven P. Luetger, Vice President
Lynn C. Maddox, Vice President
Anne E. Marcel, Vice President
Jane M. Naeseth, Vice President
Nicolette D. Parrish, Vice President,
  Assistant Secretary
Thomas P. Sorbo, Vice President
Sharon R. Robertson, Controller
Margaret O. Zwick, Treasurer
Janet B. Rysz, Assistant Secretary

Agents and Advisers
Stein Roe & Farnham Incorporated
Investment Adviser
State Street Bank and Trust Company
Custodian
SteinRoe Services Inc.
Transfer Agent
Bell, Boyd & Lloyd
Legal Counsel to the Trust
Ernst & Young LLP
Independent Auditors

To Contact Us. . .
By Phone 1 800 338-2550
You can discuss your investment questions with a SteinRoe account representative by calling us toll free. We'll be happy to answer questions about your current account, or to provide you with information about opening a SteinRoe Fund account, including SteinRoe IRAs. We're available seven days a week, from 7 a.m. to 8 p.m. weekdays and from 8 a.m. to 5 p.m. Saturday and Sunday (central time).

SteinRoe's Funds-on-Call(R)
24-Hour Service Line
Using a touch-tone phone, call our toll-free number anytime, day or night, for your current account balance, the latest SteinRoe Fund prices and yields, and other information. In addition, if you have a Personal Identification Number (PIN), you may place orders for the following transactions 24 hours a day:
* Exchange shares between your SteinRoe accounts
* Purchase Fund shares by electronic transfer
* Order additional account statements and Money Market Fund checks
* Redeem shares by check, wire or electronic transfer
Please contact an account representative if you would like to apply for a PIN.

Retirement Plan Accounts
Call us for information about how we can assist you with your defined contribution plan, including 401(k) plans. You can reach us toll free at 1 800 322-1130.

By Mail
If you prefer to contact us by mail, please address all correspondence to:
P.O. Box 804058, Chicago, IL 60680.

In Person
If you are in the Chicago area, please visit our Investor Center, located in downtown Chicago at One South Wacker Drive, 32nd Floor. Our account representatives can answer questions about your current fund investments or provide you with information about any of the SteinRoe Funds and retirement plans. Stop by weekdays between 8 a.m. and 5:15 p.m.

This report must be preceded or accompanied by a prospectus.

Funds for Every Investment Objective
The SteinRoe family of 100 percent no-load mutual funds offers a variety of funds so you can select the right fund, or combination of funds, to meet your investment objectives. Call us at 1 800 338-2550 for a prospectus and more complete information on any of the funds, including management fees and expenses. Please read the prospectus carefully before you invest or send money.

Money Market Funds
Money market funds seek to provide income while preserving principal and maintaining liquidity. These funds offer free check writing.
* Government Reserves -- Invests primarily in securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, and in repurchase agreements for U.S. government securities.*
* Cash Reserves -- Invests in high-quality, short-term money market securities such as certificates of deposit, banker's acceptances and commercial paper.*

Bond Funds
Bond funds seek high current income by investing primarily in fixed income securities.
* Limited Maturity Income Fund -- Invests primarily in U.S. government and other high-quality debt securities. The dollar-weighted average effective maturity will not exceed three years.
* Government Income Fund -- Invests primarily in securities issued or guaranteed by the U.S. government and its agencies.
* Intermediate Bond Fund -- Invests primarily in marketable debt securities with an average life of three to ten years.
* Income Fund -- Pursues a higher level of current income by investing primarily in medium- and lower-quality bonds.

Tax-Exempt Funds
These funds help investors keep more of their earnings by investing in instruments that earn income free from federal income tax. Income may be subject to federal alternative minimum tax and state and local taxes; capital gains are subject to state, local and federal taxes.
* Municipal Money Market Fund -- Seeks to provide the liquidity and stability of a money market fund plus current tax-free income. Free check writing available.*
* Intermediate Municipals -- Seeks high current yield through investments primarily in the three highest grades of intermediate-term municipal securities.
* Managed Municipals -- Pursues high tax-free income by investing in a quality-conscious portfolio of long-term municipal bonds.
* High-Yield Municipals -- Seeks a higher level of tax-free income from long-term municipal securities primarily of medium or lower quality.

Growth and Income Funds
These funds seek to provide a conservative investment that is well positioned for long-term growth and current income. Each fund's approach is designed to limit the effects of market volatility.
* Total Return Fund -- Strives for maximum total return consistent with reasonable investment risk by investing in stocks, bonds and convertible securities.
* Prime Equities -- Pursues long-term capital growth by investing primarily in large, well-established companies.

Growth Funds
Growth funds offer long-term capital appreciation potential by investing primarily in various types of stocks.
* Growth Stock Fund -- Pursues long-term capital appreciation from stocks with strong growth potential.
* Special Fund -- Invests in securities believed to have limited downside risk relative to their potential for above-average growth, including securities of undervalued, underfollowed or out-of-favor companies.
* Special Venture Fund -- Seeks capital appreciation through equity securities of entrepreneurially managed funds.
* Young Investor Fund -- Invests in securities of companies that affect the lives of children or teenagers.
* Capital Opportunities Fund -- Takes a long-term approach to emerging growth by selecting quality companies with the potential to generate high levels of earnings growth over a three- to five-year period.
*  International Fund -- Invests
in a diversified portfolio of foreign securities.

*Money market mutual funds strive to maintain a $1 per share net asset value, but there is no assurance that the fund will be able to maintain a stable net asset value. The net asset value of a fund that invests in securities issued or guaranteed by the U.S. government is not guaranteed.

Stein Roe & Farnham
SteinRoe Mutual Funds

The SteinRoe Funds
SteinRoe Government Reserves
SteinRoe Cash Reserves
SteinRoe Limited Maturity Income Fund
SteinRoe Government Income Fund
SteinRoe Intermediate Bond Fund
SteinRoe Income Fund
SteinRoe Municipal Money Market Fund
SteinRoe Intermediate Municipals
SteinRoe Managed Municipals
SteinRoe High-Yield Municipals
SteinRoe Total Return Fund
SteinRoe Prime Equities
SteinRoe Young Investor Fund
SteinRoe Growth Stock Fund
SteinRoe Capital Opportunities Fund
SteinRoe Special Fund
SteinRoe Special Venture Fund
SteinRoe International Fund

P.O. Box 804058
Chicago, Illinois 60680
1 800 338-2550
In Chicago, visit our Investor Center
at One South Wacker Drive
Liberty Securities Corporation, Distributor
Member, SIPC
8/95
20004